Skadden, Arps, Slate, Meagher & Flom

Partners

Geoffrey Chan *

Shu Du *

Andrew L. Foster *

Chi T. Steve Kwok *

Edward H.P. Lam ¨*

Haiping Li *

Rory McAlpine ♦

Jonathan B. Stone *

Kai Sun

Paloma P. Wang

♦ (Also Admitted in England & Wales)

* (Also Admitted in New York)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG ________ TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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February 2, 2023

VIA EDGAR

Ms. Jan Woo

Mr. Jeff Kauten

Mr. Stephen Krikorian

Ms. Laura Veator

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Hesai Group (CIK No. 0001861737) Registration Statement on Form F-1 (File No. 333-269247)

Dear Ms. Woo, Mr. Kauten, Mr. Krikorian and Ms. Veator:

On behalf of our client, Hesai Group, a company organized under the laws of the Cayman Islands (the “Company”), we are filing herewith Amendment No. 1 to the Company’s registration statement on Form F-1 (the “Registration Statement”) containing a preliminary prospectus with an estimated price range and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

The Company respectfully advises the staff of the Commission (the “Staff”) that the Company plans to commence the road show for the proposed offering shortly hereafter, and request that the Staff declare the effectiveness of the Registration Statement on or about February 8, 2023. The Company, together with the underwriters, will file joint acceleration requests in time before the requested effective time. The Company would greatly appreciate the Staff’s continuing assistance and support to the Company in meeting the proposed timetable for the offering.

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s responses to the comments contained in the letter from the Staff dated January 30, 2023. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing the comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

U.S. Securities and Exchange Commission

February 2, 2023

Registration Statement on Form F-1

Prospectus Summary

Conventions That Apply to This Prospectus, page 12

1.	We note that your definition of “China” or the “PRC” excludes Hong Kong and Macau. Please revise your disclosure to remove the exclusion of Hong Kong and Macau from your definition of “China” or the “PRC.”

In response to the Staff’s comment, the Company has revised the disclosure on page 13 of the Registration Statement. In light of the revised definition of “China” and the “PRC,” the Company has also revised “China” and the “PRC” to “mainland China” throughout the Registration Statement where necessary.

Summary Consolidated Financial Data, page 17

2.	Please update your pro forma calculation to include the amount of stock compensation that will be recognized upon the effectiveness of your IPO. Assume the service vesting conditions that were met as of the IPO effectiveness date were met as of January 1, 2021 and include the entire amount of additional stock compensation in you pro forma net loss per share for the year ended December 31, 2021. In determining the service vesting conditions that will be met as of the IPO effectiveness date and calculating the stock compensation that will be recognized upon the effectiveness of your IPO, use the most recent practicable date, when known, and disclose this date.

In response to the Staff’s comment, the Company has revised the disclosure on page 19 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 77

3.	You disclose that you have industry-leading gross margins of approximately 50% from 2020 onwards. However, your disclosure on page 78 states that your gross margin for the nine months ended September 30, 2022 was 44.0% and your Selected Quarterly Results of Operations on page 89 indicate that your gross margin for the most recent quarter ended September 30, 2022 was 37%. Please clarify this disclosure to include your gross margin through September 30, 2022 and any known decreases in gross margin as it relates to the unit shipments through December 31, 2022 that you have disclosed.

In response to the Staff’s comment, the Company has revised the disclosure on page 80 of the Registration Statement.

U.S. Securities and Exchange Commission

February 2, 2023

Management, page 152

4.	Please file the consent of Bonnie Zhang as an exhibit to your registration statement. Refer to Securities Act Rule 438.

In response to the Staff’s comment, the Company has filed the consents of Ms. Bonnie Zhang and Dr. Jie Chen, the two independent director nominees, as Exhibits 99.5 and 99.6, respectively, to the Registration Statement.

Compensation of Directors and Executive Officers, page 156

5.	Please update to include the executive compensation disclosure for the year ended December 31, 2022.

In response to the Staff’s comment, the Company has revised the disclosure on page 160 of the Registration Statement.

Unaudited Condensed Consolidated Financial Statements for the Nine Months Ended September 30, 2021 and 2022

Notes to Unaudited Condensed Consolidated Financial Statements

Share Based Compensation, page F-64

6.	When your preliminary IPO price is known, please provide us with a breakdown of all equity awards granted from six month before the date of this letter and leading up to the preliminary pricing of your IPO. This breakdown should list grants in chronological order including the fair value of the underlying common stock used to value such awards as determined by your board of directors. Please reconcile and explain the differences between the fair values of the underlying equity interest determined on each grant date, including the difference between the most recent grant date fair value and the midpoint of your offering range. In addition, your disclosure should fully describe the assumptions utilized at the IPO valuation date that are significantly different than those used in the most recent valuation.

The Company respectfully advises the Staff that below is a summary of share options granted over the six months period before the date of the Staff’s letter through February 2, 2023, the date of the Registration Statement:

Grant Date	Number of options	Exercise price		Fair value of options		Fair value of the underlying ordinary share		WACC	DLOM
September 8, 2022	13,311	US$	3.30	US$	17.26	US$	19.91	18.5%	11.0%
September 8, 2022	279,059	US$	3.73	US$	17.11	US$	19.91	18.5%	11.0%
September 8, 2022	21,448	US$	18.65	US$	12.93	US$	19.91	18.5%	11.0%
December 24, 2022	191,687	US$	3.73	US$	16.22	US$	18.85	19.8%	10.0%

U.S. Securities and Exchange Commission

February 2, 2023

As there has been no public market for the Company’s ordinary shares to date, the estimated fair value of the underlying ordinary share used to value these option grants has been determined by the Company’s board of directors (the “Board”) using the income approach. Under the income approach, the significant assumptions used in calculating the fair value of ordinary share include the forecasted operating and financial performance of the Company, weighted average cost of capital (“WACC”) and discount for lack of marketability (“DLOM”).

For the assumptions used in the determination of per share fair value of the underlying ordinary share of US$19.91 as of September 8, 2022, WACC of 18.5% was derived using the capital asset pricing model based on a market risk free rate of 3.5%, listed comparable companies’ beta of 2.07, a market risk premium of 5.5%, and adjusted by other parameters and factors. DLOM of 11% was derived using the Finnerty model with an expected time length of 0.25 years to the IPO, a volatility of 96% based on comparable company’s expected volatility in the LiDAR industry. There is no significant change in the Company’s forecasted operating and financial performance for the valuation performed as of September 8, 2022.

Reconciliation of the fair values of the underlying equity interest on September 8, 2022 to December 24, 2022

The fair value of underlying ordinary share used to value option awards modestly decreased by 5.32% from US$19.91 as of September 8, 2022 to US$18.85 as of December 24, 2022.

The operations and outlook for the Company remained stable between the two grant dates, as the actual operation results met the forecasts deployed in the valuation model as of September 8, 2022.

The decrease was mainly attributable to a decrease of total equity value resulted from an increase of WACC deployed in the valuation models by 1.3%, which took into account of the recent stock price performance and volatility of the Company’s public comparable companies in LiDAR industries, such as Velodyne, Luminar, Ouster and other comparable companies since September 2022. The impact was partially offset by a decrease of DLOM of 1%, due to proximity of December 24, 2022 to the expected IPO effectiveness date, which would result in a higher liquidity for Company’s ordinary shares.

Reconciliation of the fair values of the underlying equity interest on December 24, 2022 to the midpoint of IPO preliminary price range

The initial public offering price was determined by negotiations between the Company and the representatives of underwriters. Among the factors considered in determining the initial public offering price were the Company’s future prospects and those of its industry in general, its sales, earnings and certain other financial and operating information in the recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to the Company.

The Company currently expects the IPO preliminary price range to be from US$17.00 to US$19.00 per share, and the midpoint of the IPO preliminary price range to be US$18.00 per share, representing a decrease of 4.51% from the estimated fair value of the Company’s ordinary share as of December 24, 2022, which is mainly attributable to an expected more depressed demand in the IPO market.

Given the considerations outlined above, the Company believes that the difference between the estimated fair value of ordinary shares for equity awards granted since September 8, 2022, December 24, 2022 and the midpoint of the IPO preliminary price range is reasonable.

*       *       *

U.S. Securities and Exchange Commission

February 2, 2023

If you have any questions regarding the Registration Statement, please contact the undersigned, partner at Skadden, Arps, Slate, Meagher & Flom LLP, by phone at +86 21 6193 8225 or via e-mail at yuting.wu@skadden.com, or Jimmy Chen, partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by telephone at +86 21 6141-2172 or via email at jimmycchen@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Yuting Wu
Yuting Wu

cc:	Yifan Li, Co-Founder, Director and Chief Executive Officer, Hesai Group

Louis T. Hsieh, Director and Global Chief Financial Officer, Hesai Group

Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Brian V. Breheny, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Jimmy Chen, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

Allen Wang, Esq., Partner, Latham & Watkins LLP

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